Exhibit 15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-181076 and 333-190949 on Form F-3 of our reports dated March  20, 2014, relating to the consolidated financial statements of Box Ships Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern), and the effectiveness of the Company's internal control over financial reporting, and our report dated March 16, 2012, relating to the combined financial statements of Ardelia Navigation Ltd. and Eridanus Trading Co., appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2013.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 20, 2014